UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number: 001-14460
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Agrium U.S. Inc. 401(k) Retirement Savings Plan
4582 S. Ulster St., Suite 1700
Denver, CO 80237
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Agrium Inc.
13131 Lake Fraser Dr. S.E.
Calgary, Alberta
Canada T2J 7E8
(403) 225-7000

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
U.S. Pension Committee
Agrium U.S. Inc. 401(k) Retirement Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S. Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Agrium U.S. Inc. 401(k) Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
June 16, 2006

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2006	AGRIUM U.S. INC. 401(k) RETIREMENT SAVINGS PLAN

	By:	AGRIUM U.S. INC.

/s/ Richard L. Gearheard

Richard L. Gearheard
President & Chief Executive Officer

AGRIUM U.S. INC.
401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm to incorporation by reference in Form S-8.

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
U.S. Pension Committee
Agrium U.S. Inc.:
We consent to the incorporation by reference in the Registration Statement (No. 333-132207) on Form S-8 of Agrium Inc. of our report dated June 16, 2006 relating to the statements of net assets available for plan benefits of the Agrium U.S. Inc. 401(k) Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005, and the related supplemental schedule as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Agrium U.S. Inc. 401(k) Retirement Savings Plan.
/s/ Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
June 23, 2006

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits
As of December 31
(U.S. dollars)

	2005	2004
Assets
Investments, at fair value (note 5):
Collective trust	$19,094,802	$18,096,435
Mutual funds	32,781,247	30,554,160
Common stock	6,200,696	4,428,937
Participant loans	2,284,610	2,687,706

Total investments	60,361,355	55,767,238

Receivables:
Participant contributions	171,999	95,882
Employer contributions	49,975	27,252
Loan repayment	34,916	23,964

Total receivables	256,890	147,098

Total assets	60,618,245	55,914,336

Liabilities
Payables:
Operating payables	—	131,395
Excess contributions due to participants (note 1)	—	23,193

Total liabilities	—	154,588

Net assets available for plan benefits	$60,618,245	$55,759,748

See accompanying notes to the financial statements

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31
(U.S. dollars)

2005
Additions

Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments	$2,868,333
Interest and dividends	1,268,830

4,137,163

Contributions:
Participants	4,573,045
Employer	1,331,243
Rollover	273,899

6,178,187

Other, net	12,678

Total additions	10,328,028

Deductions and transfers

Deductions and transfers attributed to:
Distributions paid to participants	5,624,119
Other, net	(154,588)

Total deductions	5,469,531

Net increase	4,858,497

Net assets available for plan benefits:
Beginning of year	55,759,748

End of year	$60,618,245

See accompanying notes to the financial statements

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
1.	PLAN DESCRIPTION

The following description of the Agrium U.S. 401(K) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium U.S. Inc. (the Corporation), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(a)	Contributions

Participants under the Plan are automatically enrolled with a 2% contribution, unless the participant chooses not to join the Plan. Participants can elect to contribute up to 30% of their annual compensation. The Corporation matches 50% of the first six percent of the employee’s voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code limitations: greater than 50 years of age is $18,000; less than 50 years of age is $14,000. Total contributions cannot exceed limits as defined by the Internal Revenue Code.

(b)	Participant Eligibility

Employees of the Corporation are eligible to participate in the Plan if they are a regular, full-time or job-share employees, not represented by a collective bargaining unit of the Corporation’s participating subsidiaries or affiliated companies or represented by a collective bargaining unit that provides for employees’ participation in the Plan. Employees who are scheduled to work at least 1,000 hours each calendar year are also eligible to participate.

(c)	Vesting

Participants are immediately vested in their contributions, the Corporation’s contributions, and actual earnings thereon.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, or termination of employment. Distributions are recorded when paid. The average deferral percentage of certain highly compensated employees exceeded that of non-highly compensated employees by more than the amount permitted by Section 401(k) of the internal Revenue Code (IRC) for the Plan year ended December 31, 2004. Plan assets in the amount of $23,193 were identified as excess salary deferrals for highly compensated employees and have been reflected as a liability payable to these participants at December 31, 2004.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

Agrium Inc. Common Stock — Funds are invested in common stock of Agrium Inc.

SEI Stable Asset GIC Fund — The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GIC’s) issued by major life insurance companies and money centre banks. The fund seeks to provide current income with the preservation of capital.

SEI Core Fixed Income Fund — The fund invests primarily in a broadly diversified portfolio of U.S. fixed income securities issued by the U.S. government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

SEI S&P 500 Index Fund — The fund invests primarily in common stocks that replicate the investments results of the Standard & Poor’s 500 Composite Stock Price Index.

SEI Large Cap Value Fund — The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Large Cap Growth Fund — The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI Small Cap Value Fund — The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Small Cap Growth Fund — The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI International Equity Fund — The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

SEI Diversified Conservative Fund — The fund includes significant allocations to fixed income funds and moderate allocations to equity funds. The fund seeks to provide current income with the opportunity for capital growth through participation in the U.S. and international equity markets.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
SEI Diversified Moderate Growth Fund — The fund invests in both equity and fixed income funds. The fund seeks to provide long-term growth of capital with a limited level of current income. Funds are invested 60% in equity, both U.S. and international, and 40% in fixed income funds.

SEI Diversified Global Stock Fund — The fund invests almost exclusively in stock funds, and U.S. and non-U.S. equities. The fund may invest up to 39% of its total assets in international equity markets. The fund seeks long-term capital growth through participation in the U.S. and international equity markets.

See note 5 for the detail of investments that exceeded five percent of net assets available for benefits as of December 31, 2005 and 2004.

(f)	Administrative Expenses

Although allowed by the Plan, the Corporation did not pay any administrative expenses of the Plan for the year ended December 31, 2005, as agreed by the Plan’s trustee. All other plan expenses incurred in these periods were paid directly from plan assets.

(g)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser 50% of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years. The loans are secured by the balance in the participant’s account, and bear interest at the prime rate plus one percent as published monthly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2005 and 2004 bear interest rates ranging from 5% to 10.5%.

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Corporation’s contributions and (b) Plan earnings and losses, and charged with an allocation of administrative expenses.

Allocations are based on participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Valuation of Investments

Investments in mutual funds, collective trust funds and common stocks are valued at fair value determined by the quoted market price. Participant loans are valued at the unpaid principal balance, which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
3.	INCOME TAXES

The Internal Revenue Service (IRS) has determined and informed the Corporation by a letter dated October 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Continued qualification of the Plan will depend on the operation of the Plan in compliance with IRS regulations.

4.	PLAN TERMINATION

Although the Corporation has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
5.	INVESTMENTS

	December 31,
	2005	2004
Investment securities representing five percent or more of net assets available for plan benefits:
SEI Stable Asset GIC Fund	$19,094,802	$18,096,435
SEI Large Cap Growth Fund	8,015,784	8,449,288
Agrium Inc. Common Stock	6,200,696	4,428,937
SEI S&P 500 Index Fund	4,187,074	4,156,990
SEI Core Fixed Income Fund	3,713,264	3,281,963
SEI Small Cap Value Fund	5,033,872	4,515,781
SEI Diversified Moderate Growth Fund	3,030,400	3,088,067
SEI Large Cap Value Fund	3,451,503	2,740,875

	$52,727,395	$48,758,336

Investment securities representing less than five percent of net assets available for plan benefits:
SEI Small Cap Growth Fund	$2,577,366	$2,499,338
SEI International Equity Fund	1,570,689	1,106,525
SEI Diversified Global Stock Fund	640,791	413,673
SEI Diversified Conservative Fund	560,504	301,660
Participant loans, bearing interest at rates ranging from 5% to 10.5%, secured by a participant’s vested account	2,284,610	2,687,706

	$7,633,960	$7,008,902

Total Investments	$60,361,355	$55,767,238

During 2005, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$1,430,263
Agrium Inc. Common Stock	1,438,070

$2,868,333

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)
6.	RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and other investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefit.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2005 and 2004
(U.S. dollars)

(a)	(b) Identity of Issuer	( c ) Description of investment	(e) Current Value
*	SEI Stable Asset GIC Fund	Guaranteed Interest Contract	$19,094,802
*	SEI Large Cap Growth Fund	Mutual fund	8,015,784
*	Agrium Inc.	Common stock	6,200,696
*	SEI S&P 500 Index Fund	Mutual fund	4,187,074
*	SEI Core Fixed Income Fund	Mutual fund	3,713,264
*	SEI Small Cap Value Fund	Mutual fund	5,033,872
*	SEI Diversified Moderate Growth Fund	Mutual fund	3,030,400
	Participant loans, bearing interest at rates ranging
	from 5% to 10.5%, secured by a participant’s vested account	Participant loans	2,284,610
*	SEI Small Cap Growth Fund	Mutual fund	2,577,366
*	SEI Large Cap Value Fund	Mutual fund	3,451,503
*	SEI International Equity Fund	Mutual fund	1,570,689
*	SEI Diversified Global Stock Fund	Mutual fund	640,791
*	SEI Diversified Conservative Fund	Mutual fund	560,504

	Total assets held for investment purposes		$60,361,355

*	All investments are held by SEI Trust Company, which is a party-in-interest. Agrium Inc. is the Plan sponsor, which is a party-in-interest.
Note: information on cost of investments is excluded, as all investments are participant directed.
See accompanying report of independent registered public accounting firm.